Exhibit 99.1

Studio City International Holdings Limited

Announces Unaudited Second Quarter 2022 Earnings

MACAU, Aug. 18, 2022 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the second quarter of 2022.

Total operating revenues for the second quarter of 2022 were negative US$1.9 million, compared to total operating revenues of US$31.2 million in the second quarter of 2021. The change was primarily attributable to heightened border restrictions in Macau and mainland China related to COVID-19 which led to a decrease in revenue from casino contract and lower non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$34.6 million and US$106.1 million for the second quarters of 2022 and 2021, respectively.

Studio City Casino’s rolling chip volume was US$104.1 million in the second quarter of 2022 versus US$386.1 million in the second quarter of 2021. The rolling chip win rate was 5.33% in the second quarter of 2022 versus 4.01% in the second quarter of 2021. The expected rolling chip win rate range is 2.85% - 3.15%.

Mass market table games drop decreased to US$93.2 million in the second quarter of 2022, compared with US$319.7 million in the second quarter of 2021. The mass market table games hold percentage was 25.7% in the second quarter of 2022, compared to 25.8% in the second quarter of 2021.

Gaming machine handle for the second quarter of 2022 was US$201.7 million, compared with US$299.4 million in the second quarter of 2021. The gaming machine win rate was 2.5% in the second quarter of 2022, compared to 2.7% in the second quarter of 2021.

Certain revenues of the Company were previously captioned as revenue from provision of gaming related services and are now captioned as revenue from casino contract as a result of the amendments made to the agreement for the operation of the Studio City Casino announced on June 23, 2022. The change in the revenue caption does not impact the revenue recognition policy and figures are comparable to prior periods.

Revenue from casino contract was negative US$17.4 million for the second quarter of 2022, compared with revenue from casino contract of US$1.8 million for the second quarter of 2021. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which is deducted by the Gaming Operator.

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$52.0 million and US$104.3 million in the second quarters of 2022 and 2021, respectively.

Total non-gaming revenues at Studio City for the second quarter of 2022 were US$15.5 million, compared with US$29.4 million for the second quarter of 2021.

Operating loss for the second quarter of 2022 was US$72.8 million, compared with operating loss of US$45.8 million in the second quarter of 2021.

Studio City generated negative Adjusted EBITDA(1) of US$40.2 million in the second quarter of 2022, compared to negative Adjusted EBITDA of US$9.5 million in the second quarter of 2021. The change was mainly attributable to the decrease in revenue from casino contract and lower non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the second quarter of 2022 was US$85.6 million, compared with net loss attributable to Studio City International Holdings Limited of US$59.7 million in the second quarter of 2021. The net loss attributable to participation interest was US$8.1 million and US$11.7 million in the second quarters of 2022 and 2021, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the second quarter of 2022 were US$21.0 million, which mainly included interest expenses of US$24.4 million, net of amounts capitalized, partially offset by net foreign exchange gains of US$2.1 million.

Depreciation and amortization costs of US$31.7 million were recorded in the second quarter of 2022, of which US$0.8 million was related to the amortization expense for the land use right.

The negative Adjusted EBITDA for Studio City for the three months ended June 30, 2022 referred to in Melco’s earnings release dated August 18, 2022 (“Melco’s earnings release”) is US$9.1 million less than the negative Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of June 30, 2022 aggregated to US$812.7 million (December 31, 2021: US$499.4 million), including US$0.1 million of restricted cash (December 31, 2021: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the second quarter of 2022 was US$2.43 billion (December 31, 2021: US$2.09 billion).

Capital expenditures for the second quarter of 2022 were US$121.9 million.

Recent Developments

Uncertainty around COVID-19 outbreaks and related restrictions continue to have a material effect on our operations, financial position, and future prospects into the third quarter of 2022.

Our operations remain significantly impacted by travel restrictions and quarantine requirements. On June 23, 2022, the Macau government issued a closure order for entertainment venues which did not include casinos. Effective from July 11, 2022, the Macau government issued a further order whereby from July 11 until July 18, 2022 all entities performing industrial and commercial activities, including gaming activities, were required to suspend operation, except for those in categories of activity deemed essential to the community and to the day-to-day lives of the members of the public. These restrictions were further extended until July 23, 2022 and the Studio City Casino was closed for a total of 12 days. From July 23, 2022, we were able to resume operations, subject to strict health and pandemic prevention requirements. From August 2, 2022, all restrictions were lifted, subject to certain guidelines set by Macau’s Center for Disease Control and Prevention. The validity of nucleic acid tests to enter Macau vary from time to time and is currently set at 48 hours for entry from Zhuhai, and non-Macau resident individuals who are not residents of Taiwan, Hong Kong, or the PRC continue to be unable to enter Macau, except if they are eligible and have been approved for an exemption.

Uncertainty around COVID-19 outbreaks is expected to continue for at least the remainder of 2022 with travel bans or restrictions, visa restrictions and quarantine requirements being key factors impacting 2022 performance. We remain confident in the pent-up demand for Macau as an international tourism destination and believe in a strong recovery once travel restrictions and quarantine requirements are relaxed.

The construction of Studio City Phase 2 continues to progress. In May 2022, the Macau government granted a further extension of the development period under the Studio City land concession contract. Pursuant to such extension, the development period for the land of Studio City has been extended from December 27, 2022 to June 30, 2023. We will be monitoring the markets closely to determine the appropriate time to open and currently anticipate phasing the opening beginning in the second quarter of 2023. This project will complement our existing offering of ‘next-generation’ world-class entertainment and further enhance the Studio City brand. Designed by renowned international architecture firm Zaha Hadid Architects, Studio City Phase 2 will offer approximately 900 additional luxury hotel rooms and suites, an additional indoor/outdoor water park which is expected to be one of the largest in the world, a Cineplex, multiple fine-dining restaurants, and a total of approximately 1,100 square meters of state-of-the-art MICE space. Furthermore, the expansion will also feature a hotel tower under the W Hotel brand in partnership with Marriott International.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global COVID-19 outbreak, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) risks associated with the newly adopted gaming law in Macau and its implementation by the Macau government, (iii) growth of the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)     “Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other and other non-operating income and expenses. We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results. This non-GAAP financial measure eliminates the impact of items that we do not consider indicative of the performance of our business. While we believe that this non-GAAP financial measure is useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with U.S. GAAP. It should not be considered in isolation or construed as an alternative to net income/loss, cash flow or any other measure of financial performance or as an indicator of our operating performance, liquidity, profitability or cash flows generated by operating, investing or financing activities. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. In addition, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)    “Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and loss on extinguishment of debt, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is strongly supported by its single largest shareholder, Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 3151 3765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating revenues:
Revenue from casino contract(3)	$(17,366)	$1,807	$(26,005)	$3,040
Rooms	3,764	11,386	10,039	20,992
Food and beverage	3,862	7,187	9,346	14,071
Entertainment	205	751	304	1,045
Services fee	5,463	6,364	11,182	13,163
Mall	1,851	3,239	4,554	6,569
Retail and other	333	466	684	884

Total operating revenues	(1,888)	31,200	10,104	59,764

Operating costs and expenses:
Costs related to casino contract(3)	(6,218)	(5,901)	(12,242)	(11,600)
Rooms	(2,643)	(3,201)	(5,592)	(6,111)
Food and beverage	(5,905)	(6,927)	(13,079)	(14,075)
Entertainment	(611)	(721)	(1,168)	(1,290)
Mall	(1,106)	(995)	(2,062)	(1,978)
Retail and other	(256)	(403)	(631)	(764)
General and administrative	(21,547)	(22,503)	(42,177)	(46,802)
Pre-opening costs	(604)	(490)	(946)	(733)
Amortization of land use right	(824)	(832)	(1,651)	(1,665)
Depreciation and amortization	(30,836)	(31,087)	(61,825)	(61,843)
Property charges and other	(358)	(3,925)	(3,421)	(3,783)

Total operating costs and expenses	(70,908)	(76,985)	(144,794)	(150,644)

Operating loss	(72,796)	(45,785)	(134,690)	(90,880)

Non-operating income (expenses):
Interest income	1,425	569	1,729	1,509
Interest expenses, net of amounts capitalized	(24,443)	(22,341)	(47,249)	(45,509)
Other financing costs	(104)	(104)	(207)	(208)
Foreign exchange gains (losses), net	2,101	(3,221)	6,240	2,505
Loss on extinguishment of debt	—	—	—	(28,817)

Total non-operating expenses, net	(21,021)	(25,097)	(39,487)	(70,520)

Loss before income tax	(93,817)	(70,882)	(174,177)	(161,400)
Income tax credit (expense)	119	(477)	(494)	(560)

Net loss	(93,698)	(71,359)	(174,671)	(161,960)
Net loss attributable to participation interest	8,061	11,684	18,801	26,518

Net loss attributable to Studio City International Holdings Limited	$(85,637)	$(59,675)	$(155,870)	$(135,442)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.111)	$(0.161)	$(0.240)	$(0.366)

Diluted	$(0.111)	$(0.161)	$(0.242)	$(0.366)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.445)	$(0.645)	$(0.959)	$(1.463)

Diluted	$(0.445)	$(0.645)	$(0.967)	$(1.463)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	370,352,700	649,822,535	370,352,700

Diluted	770,352,700	370,352,700	722,334,295	370,352,700

(3)

As a result of the amendments made to the agreement for the operation of the Studio City Casino announced on June 23, 2022, certain revenues and operating costs of the Company were previously captioned as i) revenue from provision of gaming related services and are now captioned as revenue from casino contract; and ii) costs for provision of gaming related services and are now captioned as costs related to casino contract.

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2022	December 31, 2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$812,600	$499,289
Accounts receivable, net	274	247
Amounts due from affiliated companies	232	15,697
Inventories	5,434	5,828
Prepaid expenses and other current assets	26,267	42,633

Total current assets	844,807	563,694

Property and equipment, net	2,714,101	2,556,040
Intangible assets, net	2,063	2,777
Long-term prepayments, deposits and other assets	74,591	69,624
Restricted cash	129	130
Operating lease right-of-use assets	13,112	14,588
Land use right, net	109,766	112,114

Total assets	$3,758,569	$3,318,967

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$512	$211
Accrued expenses and other current liabilities	176,838	201,405
Income tax payable	21	21
Amounts due to affiliated companies	69,246	53,093

Total current liabilities	246,617	254,730

Long-term debt, net	2,432,817	2,087,486
Other long-term liabilities	20,902	17,771
Deferred tax liabilities, net	493	—
Operating lease liabilities, non-current	12,973	14,797

Total liabilities	2,713,802	2,374,784

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 and 370,352,700 shares issued and outstanding, respectively	77	37
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,134,227
Accumulated other comprehensive losses	(28,135)	(6,136)
Accumulated losses	(1,494,585)	(1,338,715)

Total shareholders’ equity	954,723	789,420

Participation interest	90,044	154,763

Total shareholders’ equity and participation interest	1,044,767	944,183

Total liabilities, shareholders’ equity and participation interest	$3,758,569	$3,318,967

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands of U.S. dollars, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss attributable to Studio City International Holdings Limited	$(85,637)	$(59,675)	$(155,870)	$(135,442)
Pre-opening costs	604	490	946	733
Property charges and other	358	3,925	3,421	3,783
Loss on extinguishment of debt	—	—	—	28,817
Participation interest impact on adjustments	(83)	(723)	(613)	(5,458)

Adjusted net loss attributable to Studio City International Holdings Limited	$(84,758)	$(55,983)	$(152,116)	$(107,567)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.110)	$(0.151)	$(0.234)	$(0.290)

Diluted	$(0.110)	$(0.151)	$(0.236)	$(0.290)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.440)	$(0.605)	$(0.936)	$(1.162)

Diluted	$(0.440)	$(0.605)	$(0.943)	$(1.162)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	370,352,700	649,822,535	370,352,700

Diluted	770,352,700	370,352,700	722,334,295	370,352,700

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Loss to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Operating loss	$(72,796)	$(45,785)	$(134,690)	$(90,880)
Pre-opening costs	604	490	946	733
Depreciation and amortization	31,660	31,919	63,476	63,508
Property charges and other	358	3,925	3,421	3,783

Adjusted EBITDA	$(40,174)	$(9,451)	$(66,847)	$(22,856)

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Net loss attributable to Studio City International Holdings Limited	$(85,637)	$(59,675)	$(155,870)	$(135,442)
Net loss attributable to participation interest	(8,061)	(11,684)	(18,801)	(26,518)

Net loss	(93,698)	(71,359)	(174,671)	(161,960)
Income tax (credit) expense	(119)	477	494	560
Interest and other non-operating expenses, net	21,021	25,097	39,487	70,520
Property charges and other	358	3,925	3,421	3,783
Depreciation and amortization	31,660	31,919	63,476	63,508
Pre-opening costs	604	490	946	733

Adjusted EBITDA	$(40,174)	$(9,451)	$(66,847)	$(22,856)

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended June 30,		Six Months Ended June 30,
	2022	2021	2022	2021
Room Statistics(4):
Average daily rate (5)	$103	$121	$117	$121
Occupancy per available room	24%	61%	28%	55%
Revenue per available room (6)	$24	$74	$33	$67

Other Information(7):
Average number of table games	277	291	277	291
Average number of gaming machines	717	609	715	606
Table games win per unit per day (8)	$1,172	$3,709	$1,944	$3,593
Gaming machines win per unit per day (9)	$78	$145	$94	$137

(4)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(5)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(6)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(7)	Table games and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(8)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(9)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis